Exhibit 99.1

News Release
TSX, NYSE: NTR

August 5, 2026 – all amounts are in US dollars, except as otherwise noted

Nutrien Reports Second Quarter 2026 Results

First half results demonstrate continued operational excellence and strong financial performance

Raised Potash sales volumes and lowered capital expenditures guidance ranges

Increased cash returns to shareholders

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today its second quarter 2026 results, with net earnings of $1.22 billion ($2.53 diluted net earnings per share). Second quarter 2026 adjusted EBITDA1 was $2.43 billion and adjusted net earnings per share1 was $2.61.

“In the first half of 2026, Nutrien delivered record potash sales volumes, strong growth in proprietary products margins and further enhanced the reliability and cost position of our nitrogen assets in a dynamic global operating environment,” commented Ken Seitz, Nutrien’s President and CEO. “Our focus on operational excellence, targeted growth investments and ongoing portfolio optimization initiatives is strengthening our business, supporting structural free cash flow growth and increasing cash returns to shareholders.”

Highlights2:

•

Retail adjusted EBITDA increased to $1.24 billion in the first half of 2026 due to higher proprietary products gross margins and a strong livestock market in Australia, partially offset by lower crop nutrient sales volumes and higher fuel costs.

•

Potash adjusted EBITDA increased to $1.24 billion in the first half of 2026 due to higher global benchmarks and strong operational and supply chain execution that supported record first half sales volumes. We had record potash production and progressed mine automation, maintaining our controllable cash cost of product manufactured[1] below $60 per tonne.

•

Nitrogen adjusted EBITDA increased to $1.12 billion in the first half of 2026 due to higher global nitrogen benchmarks and lower natural gas costs. Production from our low-cost North American nitrogen plants was consistent with our plan, which included the successful execution of the largest turnaround in our Carseland facility’s history.

•

Cash provided by operating activities increased by 12 percent in the first half of 2026. We returned $848 million to shareholders in the first half of 2026 through dividends and share repurchases, including a 26 percent increase in share repurchases. We further increased the pace of share repurchases in the third quarter of 2026 and repurchased approximately $82 million of common shares in the quarter as of August 4, 2026.

•

Since June 2026, we entered into agreements to sell non-core assets for expected gross proceeds of approximately $90 million. Including these agreements, we have divested approximately $1 billion of non-core assets since the fourth quarter of 2024.

•	Remain on track to solidify the optimal path for our Phosphate business, Trinidad Nitrogen facility and Brazilian Retail business in 2026.

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section. All references to per share amounts pertain to diluted net earnings per share, unless otherwise noted.

2 Our discussion of highlights set out on this page is a comparison of the results for the six months ended June 30, 2026 to the results for the six months ended June 30, 2025, unless otherwise noted.

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of August 5, 2026. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, composed entirely of independent directors. The Audit Committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our annual report dated February 19, 2026 (“2025 Annual Report”), which includes our annual audited consolidated financial statements (“annual financial statements”) and MD&A, and our annual information form dated February 19, 2026, each for the year ended December 31, 2025, can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2025 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on, and should be read in conjunction with, the Company’s unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2026 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-GAAP financial measures and ratios and forward-looking statements, which are described in the “Non-GAAP Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

Agriculture and Retail Markets

•

Global agricultural markets are supported by robust grain and oilseed demand. Risks to global crop production and trade have increased due to geopolitical uncertainty and forecasts indicating El Niño conditions, which are expected to place upside pressure on crop prices.

•

In North America, firming crop prices and a focus on protecting yield potential is expected to support crop input demand in the third quarter of 2026. A faster than average pace of crop development supports the potential for an earlier start to the fall fertilizer application season.

•

In Australia, grower engagement across key cropping regions and strong livestock economics are supporting demand for retail products and services. In Brazil, soybean acreage is expected to moderately increase from the prior year and purchasing activity continues to be influenced by credit availability and affordability.

Crop Nutrient Markets

•

Global potash markets remain constructive due to favorable affordability, healthy demand in all major global markets and stable supply relative to other commodities. We have maintained our forecast for global potash shipments of 74 to 77 million tonnes in 2026 as projected shipment levels are expected to be consistent with consumption.

•

Global urea prices have strengthened in the third quarter of 2026 following a decline in the latter half of the second quarter during a seasonal low point for demand that was exacerbated this year due to evolving geopolitical developments. Global nitrogen market fundamentals are expected to remain tight in the second half of 2026, driven by ongoing trade flow disruptions, production outages, elevated energy prices and import demand from key consuming regions such as India and Brazil.

•

Global phosphate market fundamentals continue to be affected by trade flow disruptions, constrained sulfur feedstock availability and elevated costs, which have placed unsustainable pressure on phosphate producer margins and have resulted in reduced global operating rates.

Financial and Operational Guidance

•

Retail adjusted EBITDA guidance of $1.75 to $1.95 billion represents structural growth in our downstream business consistent with historical rates. The mid-point of our full-year guidance range assumes high-single digit growth in proprietary products gross margins, strong demand for crop inputs and services in Australia, increased crop nutrient margins per tonne and lower crop nutrient sales volumes compared to the prior year.

•	Potash sales volume guidance was increased to 14.2 to 14.8 million tonnes due to strong demand in key offshore markets and is consistent with our global shipment expectation.

•

Nitrogen sales volume guidance of 9.2 to 9.7 million tonnes is supported by planned reliability improvements and debottlenecking initiatives. The range reflects the completion of planned turnarounds in the third quarter of 2026 and higher ammonia operating rates in the fourth quarter compared to the prior year.

•	Phosphate sales volume guidance of 2.4 to 2.6 million tonnes reflects the benefits of reliability improvement initiatives completed in 2025.

•	Total capital expenditures guidance was lowered to $1.95 to $2.05 billion and reflects a focus on capital efficiency and structurally growing free cash flow.

All guidance expectations, including those noted above, are outlined in the table below. Refer to page 33 of our 2025 Annual Report for anticipated fertilizer pricing and natural gas price sensitivities relating to adjusted EBITDA (consolidated) and adjusted net earnings per share.

	2026 Guidance Ranges[1] as of

	August 5, 2026		May 6, 2026

($ billions, except as otherwise noted)	Low	High	Low	High

Retail adjusted EBITDA	1.75	1.95	1.75	1.95

Potash sales volumes (million tonnes)[2]	14.2	14.8	14.1	14.8

Nitrogen sales volumes (million tonnes)[2]	9.2	9.7	9.2	9.7

Phosphate sales volumes (million tonnes)[2]	2.4	2.6	2.4	2.6

Depreciation and amortization	2.4	2.5	2.4	2.5

Finance costs	0.65	0.75	0.65	0.75

Effective tax rate on adjusted net earnings (%)[3]	24.0	26.0	24.0	26.0

Capital expenditures[4]	1.95	2.05	2.0	2.1

1 See the “Forward-Looking Statements” section.

2 Manufactured product only.

3 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

4 Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures, which are supplementary financial measures. See the “Other Financial Measures” section.

Consolidated Results

	Three Months Ended June 30			Six Months Ended June 30

($ millions, except as otherwise noted)	2026	2025	% Change	2026	2025	% Change
Sales	10,812	10,438	4	16,858	15,538	8
Gross margin	3,251	3,175	2	4,897	4,495	9
Expenses	1,474	1,393	6	2,760	2,487	11
Net earnings	1,222	1,229	(1)	1,361	1,248	9
Adjusted EBITDA[1]	2,430	2,486	(2)	3,535	3,338	6
Diluted net earnings per share (dollars)[2]	2.53	2.50	1	2.80	2.52	11
Adjusted net earnings per share (dollars)[1,2]	2.61	2.65	(2)	3.11	2.75	13

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2 All references to per share amounts pertain to diluted net earnings per share, unless otherwise noted.

Net earnings and adjusted EBITDA increased in the first half of 2026, primarily due to increased global fertilizer benchmarks, higher Retail earnings and record Potash sales volumes. Net earnings and adjusted EBITDA decreased in the second quarter of 2026, as higher global fertilizer benchmarks were more than offset by lower fertilizer volumes and increased sulfur costs.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and six months ended June 30, 2026 to the results for the three and six months ended June 30, 2025, unless otherwise noted.

Retail

	Three Months Ended June 30			Six Months Ended June 30

($ millions, except as otherwise noted)	2026	2025	% Change	2026	2025	% Change
Sales	8,270	7,959	4	11,910	11,049	8
Cost of goods sold	6,224	5,941	5	9,064	8,345	9
Gross margin	2,046	2,018	1	2,846	2,704	5
Adjusted EBITDA[1]	1,131	1,149	(2)	1,239	1,195	4

1 See Note 2 to the interim financial statements.

•

Retail adjusted EBITDA increased in the first half of 2026 due to higher proprietary products gross margins and a strong livestock market in Australia. Retail adjusted EBITDA decreased in the second quarter of 2026 mainly due to lower crop nutrient sales volumes and higher fuel costs.

	Three Months Ended June 30				Six Months Ended June 30
	Sales		Gross Margin		Sales		Gross Margin

($ millions)	2026	2025	2026	2025	2026	2025	2026	2025
Crop nutrients	3,541	3,391	695	697	5,024	4,585	945	916
Crop protection products	2,755	2,666	707	676	3,892	3,638	933	867
Seed	1,278	1,278	242	266	1,840	1,810	326	336
Services and other	308	286	256	235	483	432	400	353
Merchandise	291	238	49	44	514	427	85	75
Nutrien Financial	145	135	145	135	225	205	225	205
Nutrien Financial elimination[1]	(48)	(35)	(48)	(35)	(68)	(48)	(68)	(48)
Total	8,270	7,959	2,046	2,018	11,910	11,049	2,846	2,704

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

•

Crop nutrients sales increased in the second quarter and first half of 2026 due to higher selling prices. Gross margin was relatively flat in the second quarter of 2026, as increased sales of proprietary nutritional products was offset by lower crop nutrient sales volumes, in particular phosphate and nitrogen products. Gross margin increased in the first half of 2026, reflecting increased sales of proprietary nutritional products.

•

Crop protection products sales and gross margin increased in the second quarter and first half of 2026 due to higher sales of proprietary products, supported by increased herbicide sales volumes in the US and earlier grower engagement in Australia.

•

Seed gross margin decreased in the second quarter and first half of 2026 primarily due to product mix shifts, partially offset by higher sales volumes, including higher-margin canola seed in Australia.

•	Services and other sales and gross margin increased in the second quarter and first half of 2026 due to a strong livestock market in Australia.

Supplemental Data	Three Months Ended June 30				Six Months Ended June 30
	Gross Margin		% of Product Line[1]		Gross Margin		% of Product Line[1]

($ millions, except as otherwise noted)	2026	2025	2026	2025	2026	2025	2026	2025
Proprietary products
Crop nutrients	248	228	36	33	328	297	35	32
Crop protection products	314	246	45	37	402	299	43	34
Seed	86	87	35	37	107	115	33	34
Merchandise	4	3	8	6	6	6	7	7
Total	652	564	32	29	843	717	30	27
1 Represents percentage of proprietary product margins over total product line gross margin.

	Three Months Ended June 30				Six Months Ended June 30
	Sales Volumes (tonnes – thousands)		Gross Margin / Tonne (dollars)		Sales Volumes (tonnes – thousands)		Gross Margin / Tonne (dollars)

	2026	2025	2026	2025	2026	2025	2026	2025
Crop nutrients
North America	3,795	4,419	167	146	5,395	5,883	156	142
International	1,057	1,072	58	48	1,905	1,898	54	42
Total	4,852	5,491	143	127	7,300	7,781	129	118

(percentages)	June 30, 2026	December 31, 2025
Financial performance measures[1,2]
Cash operating coverage ratio	63	62
Average working capital to sales	23	22

1 Rolling four quarters.

2 These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

Potash

	Three Months Ended June 30			Six Months Ended June 30

($ millions, except as otherwise noted)	2026	2025	% Change	2026	2025	% Change
Net sales	1,053	991	6	1,979	1,735	14
Cost of goods sold	446	440	1	868	820	6
Gross margin	607	551	10	1,111	915	21
Adjusted EBITDA[1]	658	630	4	1,236	1,076	15

1 See Note 2 to the interim financial statements.

•

Potash adjusted EBITDA increased in the second quarter and first half of 2026 due to higher global benchmarks and strong operational and supply chain execution that supported record first half sales volumes, partially offset by higher provincial mining taxes. We had record production and progressed mine automation, maintaining our controllable cash cost of product manufactured[1] below $60 per tonne.

Manufactured Product	Three Months Ended June 30		Six Months Ended June 30

($ per tonne, except as otherwise noted)	2026	2025	2026	2025
Sales volumes (tonnes – thousands)
North America	922	1,038	2,207	2,350
Offshore	3,021	2,951	5,246	5,041
Total sales volumes	3,943	3,989	7,453	7,391
Net selling price
North America	295	279	290	259
Offshore	259	237	255	224
Average net selling price	267	248	266	235
Cost of goods sold	113	110	117	112
Gross margin	154	138	149	123
Depreciation and amortization	47	47	48	47
Gross margin excluding depreciation and amortization[1]	201	185	197	170

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•	Sales volumes increased in the first half of 2026 due to low inventory levels and favorable potash affordability in key offshore markets.

•	Net selling price per tonne increased in the second quarter and first half of 2026 due to higher global benchmark prices, partially offset by higher offshore freight and insurance costs.

•	Cost of goods sold per tonne increased in the second quarter and first half of 2026 primarily due to higher royalties and maintenance costs.

Supplemental Data	Three Months Ended June 30		Six Months Ended June 30

	2026	2025	2026	2025
Production volumes (tonnes – thousands)	3,996	3,531	7,656	6,820
Potash controllable cash cost of product manufactured per tonne[1]	55	55	57	57
Canpotex sales by market (percentage of sales volumes)[2]
Latin America	47	42	44	37
Other Asian markets[3]	23	34	26	33
China	11	8	14	12
India	4	-	3	2
Other markets	15	16	13	16
Total	100	100	100	100

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2 See Note 8 to the interim financial statements.

3 All Asian markets except China and India.

Nitrogen

	Three Months Ended June 30			Six Months Ended June 30

($ millions, except as otherwise noted)	2026	2025[1,2]	% Change	2026	2025[1,2]	% Change
Net sales	1,154	1,187	(3)	2,168	2,072	5
Cost of goods sold	611	674	(9)	1,258	1,272	(1)
Gross margin	543	513	6	910	800	14
Adjusted EBITDA[2]	635	665	(5)	1,117	1,070	4

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 See Note 2 to the interim financial statements.

•

Nitrogen adjusted EBITDA increased in the first half of 2026 due to higher global nitrogen benchmarks and lower natural gas costs. Production from our low-cost North American nitrogen plants was consistent with our plan, which included the successful execution of the largest turnaround in our Carseland facility’s history. Nitrogen adjusted EBITDA decreased in the second quarter of 2026 due to lower sales volumes, partially offset by higher global benchmarks. Other expenses increased in the second quarter and first half of 2026 due to Trinidad safe mode costs incurred in connection with its controlled shutdown and the absence of Profertil equity earnings recognized in the comparable periods in 2025.

Manufactured Product	Three Months Ended June 30		Six Months Ended June 30

($ per tonne, except as otherwise noted)	2026	2025	2026	2025
Sales volumes (tonnes – thousands)
Ammonia	403	734	701	1,230
Urea and ESN®	536	961	1,284	1,756
Solutions, nitrates and sulfates	1,314	1,322	2,609	2,500
Total sales volumes	2,253	3,017	4,594	5,486
Net selling price
Ammonia	609	408	554	412
Urea and ESN®	620	509	559	477
Solutions, nitrates and sulfates	335	287	309	263
Average net selling price	452	387	416	365
Cost of goods sold	216	219	220	222
Gross margin	236	168	196	143
Depreciation and amortization	56	55	58	56
Gross margin excluding depreciation and amortization[1]	292	223	254	199

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes decreased in the second quarter of 2026, reflecting no production from the Trinidad and New Madrid facilities[4], planned maintenance at Carseland and deferred customer purchases. For the first half of 2026, the impact of these factors was partially offset by higher solutions, nitrates and sulfates sales volumes driven by reliability and debottlenecking initiatives.

•

Net selling price per tonne was higher in the second quarter and first half of 2026 for all major nitrogen products due to stronger global benchmark prices. In the second quarter of 2026, net selling prices reflected the portion of sales volumes established earlier in the year, prior to the onset of geopolitical conflict in the Middle East.

•

Cost of goods sold per tonne was lower in the second quarter and first half of 2026 due to lower overall natural gas costs, partially offset by higher sulfur input costs for ammonium sulfate and turnaround costs. The lower overall natural gas cost reflects a higher proportion of production from our low-cost North American nitrogen plants compared to the same periods in 2025.

Supplemental Data	Three Months Ended June 30		Six Months Ended June 30

	2026	2025	2026	2025
Sales volumes (tonnes – thousands)
Fertilizer	1,346	1,845	2,755	3,234
Industrial and feed	907	1,172	1,839	2,252
Production volumes (tonnes – thousands)
Ammonia production – total[1]	1,056	1,535	2,178	3,078
Ammonia production – adjusted[1,2]	956	1,088	1,975	2,164
Ammonia operating rate (%)[2]	86	98	89	98
Natural gas costs (dollars per MMBtu)
Overall natural gas cost excluding realized derivative impact	2.10	3.31	2.72	3.61
Realized derivative impact[3]	-	-	-	-
Overall natural gas cost	2.10	3.31	2.72	3.61

1 All figures are provided on a gross production basis in thousands of product tonnes.

2 Excludes Trinidad and Joffre.

3 Includes realized derivative impacts recorded as part of cost of goods sold or other income and expenses.

4 As previously disclosed, on October 23, 2025, the Trinidad nitrogen facility completed a controlled shutdown and we ceased production at our New Madrid nitrogen upgrade facility at year-end 2025.

Phosphate

	Three Months Ended June 30			Six Months Ended June 30

($ millions, except as otherwise noted)	2026	2025	% Change	2026	2025	% Change
Net sales	468	396	18	953	756	26
Cost of goods sold	493	363	36	982	724	36
Gross margin	(25)	33	n/m	(29)	32	n/m
Adjusted EBITDA[1]	23	92	(75)	80	153	(48)

1 See Note 2 to the interim financial statements.

•

Phosphate adjusted EBITDA decreased in the second quarter and first half of 2026 due to higher sulfur input costs, partially offset by higher global benchmarks and sales volumes compared to the same periods of 2025.

Manufactured Product	Three Months Ended June 30		Six Months Ended June 30

($ per tonne, except as otherwise noted)	2026	2025	2026	2025
Sales volumes (tonnes – thousands)
Fertilizer	409	374	877	706
Industrial and feed	181	169	371	337
Total sales volumes	590	543	1,248	1,043
Net selling price
Fertilizer	719	666	692	661
Industrial and feed	919	821	901	819
Average net selling price	781	714	754	712
Cost of goods sold	812	646	766	672
Gross margin	(31)	68	(12)	40
Depreciation and amortization	117	125	113	134
Gross margin excluding depreciation and amortization[1]	86	193	101	174

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•	Sales volumes were higher in the second quarter and the first half of 2026 due to higher production volumes from reliability improvements compared to the first half of 2025.

•	Net selling price per tonne increased in the second quarter and first half of 2026 due to stronger global benchmark prices.

•	Cost of goods sold per tonne increased in the second quarter and first half of 2026 primarily due to higher sulfur input costs.

Supplemental Data	Three Months Ended June 30		Six Months Ended June 30

	2026	2025	2026	2025
Production volumes (P2O5 tonnes – thousands)	319	333	656	615
P2O5 operating rate (%)	75	79	78	73

Corporate and Others and Eliminations

	Three Months Ended June 30			Six Months Ended June 30

($ millions, except as otherwise noted)	2026	2025[1,2]	% Change	2026	2025[1,2]	% Change
Corporate and Others
Gross margin[2]	-	4	n/m	14	18	(22)
Selling recovery	-	(1)	n/m	(3)	(4)	(25)
General and administrative expenses	100	95	5	211	194	9
Share-based compensation (recovery) expense	(41)	49	n/m	75	91	(18)
Foreign exchange loss, net of related derivatives	13	22	(41)	18	29	(38)
Other expenses	87	46	89	97	64	52
Adjusted EBITDA[2]	(89)	(102)	(13)	(173)	(180)	(4)
Eliminations
Gross margin	80	56	43	45	26	73
Adjusted EBITDA[2]	72	52	38	36	24	50

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 See Note 2 to the interim financial statements.

•

Share-based compensation (recovery) expense was a recovery in the second quarter and a lower expense in the first half of 2026 due to a decrease in the fair value of our share-based awards. The fair value of our share-based awards takes into consideration several factors, such as our share price movement, our performance relative to our peer group and our return on invested capital.

•	Other expenses increased in the second quarter and first half of 2026 due to higher restructuring costs associated with portfolio optimization initiatives.

Finance Costs, Income Taxes and Other Comprehensive (Loss) Income

	Three Months Ended June 30			Six Months Ended June 30

($ millions, except as otherwise noted)	2026	2025	% Change	2026	2025	% Change
Finance costs	173	155	12	349	334	4
Income taxes
Income tax expense	382	398	(4)	427	426	-
Actual effective tax rate including discrete items (%)	24	24	-	24	25	(4)
Other comprehensive (loss) income	(30)	184	n/m	36	209	(83)

•

Other comprehensive (loss) income is primarily driven by changes in the currency of our foreign operations. There was a loss in the second quarter and lower income in the first half of 2026 due to lower appreciation of the Australian and Brazilian currencies and depreciation of the Canadian currency, relative to the US dollar, compared to the same periods in 2025.

Liquidity and Capital Resources

Sources and uses of liquidity

We continued to manage our capital in accordance with our current capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and uses of cash

	Three Months Ended June 30			Six Months Ended June 30

($ millions, except as otherwise noted)	2026	2025	% Change	2026	2025	% Change
Cash provided by operating activities	2,484	2,538	(2)	1,633	1,456	12
Cash used in investing activities	(505)	(495)	2	(992)	(738)	34
Cash used in financing activities	(1,822)	(1,572)	16	(396)	(207)	91
Cash used for dividends and share repurchases[1]	(439)	(373)	18	(848)	(786)	8

1 This is a supplementary financial measure. See the “Other Financial Measures” section.

Cash provided by operating activities

•

Decreased in the second quarter of 2026 as higher global fertilizer benchmarks were more than offset by lower fertilizer volumes and increased sulfur costs.

•

Increased in the first half of 2026 due to increased global fertilizer benchmarks, higher Retail earnings and record Potash sales volumes.

Cash used in investing activities

•

Increased in the second quarter and first half of 2026, primarily due to the absence of proceeds from the sale of our investment in Sinofert Holdings Limited recognized in the comparable period. In the first half of 2026 capital expenditures increased due to the timing of turnaround activities in Nitrogen as well as an increase in cash used on business acquisitions.

Cash used in financing activities

•

Increased in the second quarter and first half of 2026 due to higher commercial paper repayments, partially offset by the issuance of $1.0 billion in senior notes in the second quarter of 2026 with no comparable issuance in the second quarter of 2025. In addition, we repaid senior notes maturing in the second quarter of 2025 with no comparable repayment in the second quarter of 2026.

Cash used for dividends and share repurchases	• Increased in the second quarter and first half of 2026 due to higher share repurchases.

Financial Condition Review

The following is a comparison of balance sheet categories that are considered material:

	As at

($ millions, except as otherwise noted)	June 30, 2026	December 31, 2025	$	Change	% Change
Assets
Cash and cash equivalents	921	701		220	31
Receivables	8,687	5,675		3,012	53
Inventories	6,164	6,977		(813)	(12)
Prepaid expenses and other current assets	395	1,396		(1,001)	(72)
Property, plant and equipment	22,672	22,747		(75)	-
Liabilities and Shareholders’ Equity
Short-term debt	527	873		(346)	(40)
Trade, other payables and accrued liabilities	9,296	9,309		(13)	-
Long-term debt, including current portion	10,861	9,863		998	10
Share capital	13,446	13,519		(73)	(1)
Retained earnings	12,694	12,076		618	5

•	Explanations for changes in Cash and cash equivalents are in the “Liquidity and Capital Resources - Sources and uses of cash” section.

•	Receivables increased primarily due to the seasonality of Retail sales and a strategic extension of credit terms to our Retail customers.

•

Inventories decreased due to the seasonality of our Retail segment. Our North American inventory levels generally increase at year-end, peak in the first quarter of the year in preparation for the planting and application seasons, and are drawn down in the succeeding quarters.

•	Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventories during the planting and application season in North America.

•	Short-term debt decreased due to repayments of, and lower draws on, our credit facilities due to the issuance of $1.0 billion of senior notes.

•

Trade, other payables and accrued liabilities decreased due to lower customer prepayments in North America as Retail customers took delivery of prepaid sales, as well as settlement of our Retail supplier financing arrangements in 2026 that were entered into in the fourth quarter of 2025. This was partially offset by higher income tax payable as our tax provision exceeded payments.

•	Long-term debt, including current portion, increased due to the issuance of $1.0 billion of senior notes in the second quarter of 2026, the net proceeds of which were used to pay short-term debt.

Capital Structure and Management

Principal debt instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We continually evaluate various financing arrangements and may seek to engage in transactions from time to time when market and other conditions are favorable. We were in compliance with our debt covenants and did not have any changes to our credit ratings for the six months ended June 30, 2026.

Capital structure (debt and equity)

($ millions)	June 30, 2026	December 31, 2025
Short-term debt	527	873
Current portion of long-term debt	1,434	513
Current portion of lease liabilities	366	346
Long-term debt	9,427	9,350
Lease liabilities	974	937
Shareholders’ equity	25,938	25,365

Commercial paper, credit facilities and other debt

We have a total facility limit of approximately $7,310 million comprised of several credit facilities available in the jurisdictions where we operate. In North America, we have a commercial paper program, which is limited to the undrawn amount under our $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

As at June 30, 2026, we utilized $540 million of our total facility limit, which includes $419 million of commercial paper outstanding. During the first half of 2026, we extended the maturity of our accounts receivable purchase facility from March 6, 2026 to March 31, 2028 and entered into a $69 million uncommitted revolving demand facility.

As at June 30, 2026, $231 million in letters of credit were outstanding and committed, with $258 million of remaining credit available under our letter of credit facilities.

Our long-term debt consists primarily of notes and debentures. See the “Capital Structure and Management” section of our 2025 Annual Report for information on balances, rates and maturities for our notes and debentures. During the first half of 2026, we issued $500 million of 4.850 percent senior notes due May 29, 2031 and $500 million of 5.350 percent senior notes due May 29, 2036. See Note 6 to the interim financial statements.

Outstanding share data

As at August 4, 2026

Common shares	477,210,074

Options to purchase common shares	1,890,151

For more information on our capital management, see Note 4 to the annual financial statements in our 2025 Annual Report.

Quarterly Results

($ millions, except as otherwise noted)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024

Sales	10,812	6,046	5,340	6,007	10,438	5,100	5,079	5,348

Net earnings	1,222	139	580	469	1,229	19	118	25

Net earnings attributable to equity holders of Nutrien	1,214	131	571	464	1,221	11	113	18

Net earnings per share attributable to equity holders of Nutrien

Basic	2.53	0.27	1.18	0.96	2.51	0.02	0.23	0.04

Diluted	2.53	0.27	1.18	0.96	2.50	0.02	0.23	0.04

Our quarterly earnings are significantly affected by the seasonality of our business, fertilizer benchmark prices, global demand-supply conditions, grower affordability and weather. See Note 2 to the interim financial statements.

Accounting Policies and New IFRS Standards

Significant accounting policies are disclosed in our 2025 Annual Report and have been consistently applied for the six months ended June 30, 2026, except as described below.

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments, were adopted effective January 1, 2026, the required adoption date. The impact was not material. On initial adoption, there was an adjustment of $(13) million to opening cash and cash equivalents as at January 1, 2026, which has been reflected in the condensed consolidated statement of cash flows for the six months ended June 30, 2026.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues and expenses. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board.

Our critical accounting estimates are discussed on pages 64 to 65 of our 2025 Annual Report. There were no material changes to our critical accounting estimates for the three months ended June 30, 2026.

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our ICFR during the three months ended June 30, 2026, that has materially affected, or is reasonably likely to materially affect, our ICFR.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws and within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2026 full-year guidance, including expectations regarding Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate on adjusted net earnings and capital expenditures, including the assumptions and expectations stated therein; expectations regarding the review of strategic alternatives for our Phosphate business, Trinidad Nitrogen facility and Brazilian Retail business and associated outcomes and the anticipated timing thereof; expectations regarding structural growth in our downstream business; expectations regarding our capital allocation approach and strategies, including our intentions with respect to our strategic actions and the expected timing thereof; our expectations regarding Nutrien’s strategic priorities and our ability to advance and achieve such strategic priorities in 2026 and beyond; expectations regarding various performance targets in 2026 and beyond and our ability to achieve such targets; capital spending expectations for 2026 and beyond; expectations regarding performance of our operating segments in 2026 and beyond; the expectation that internally generated cash flow, supplemented by available borrowings, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements; expectations regarding payment of dividends and share repurchases; our operating segment market outlooks and our expectations for market conditions and fundamentals, and the anticipated supply and demand for our products and services, crop input demand, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, farmer crop investment, crop mix and the need to replenish soil nutrient levels, weather conditions, input costs, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates, the impact of seasonality, import and export volumes, tariffs, trade or export restrictions, economic sanctions and restrictions, geopolitical disruptions, including the ongoing conflict in the Middle East, inventories, crop development, and natural gas curtailments; the negotiation of sales contracts; acquisitions and divestitures and the anticipated benefits thereof, including timing of the completion of, and expected proceeds from, pending or announced dispositions of non-core assets; and expectations in connection with our ability to generate free cash flow, enhance earnings quality, and deliver long-term returns to shareholders.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to: our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives; that we will conduct our operations and achieve results of operations as anticipated; growth in crop nutrient sales volumes and gross margins; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and realize the expected synergies on the anticipated timeline or at all; increased proprietary products gross margin; successful execution of the review of strategic alternatives for our Phosphate business, Trinidad Nitrogen facility and Brazilian Retail business, within the anticipated timing and parameters, and realization of the expected benefits therefrom; continued reliability improvements; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, operating rates, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, product distribution agreements, inventory levels, exports, tariffs, including general or retaliatory tariffs, trade restrictions, international trade arrangements, government support, crop development and cost of labor and interest, exchange and effective tax rates; global economic conditions and the accuracy of our market outlook expectations for 2026 and in the future; the reliability and accuracy of third-party weather and climate forecasts, including forecasts regarding El Niño/La Niña conditions, underlying our crop production and crop price expectations; assumptions related to our assessment of recoverable amount estimates of our assets; our intention to complete share repurchases under our normal course issuer bid programs, the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, capital allocation priorities and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies and assumptions related to our ability to fund our dividends at the current level; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the ongoing conflict in the Middle East, on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation and volatility in oil prices; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; the availability of investment opportunities that align with our strategic priorities and growth strategy; our ability to maintain investment grade ratings and achieve our performance targets; and our ability to successfully negotiate sales and other contracts and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives, results of operations or targets; failure to complete announced and future strategic and asset optimization initiatives, acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality of our business; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including general or retaliatory tariffs, trade restrictions, or other changes to international trade arrangements) and regulatory investigations; current and future litigation proceedings, investigations and other contingencies; the results of our review of strategic alternatives for our Phosphate business, Trinidad Nitrogen facility and Brazilian Retail business, including the process and the timing thereof, and whether the review will result in Nutrien undertaking a transaction, including the terms and timing relating thereto, the completion thereof and the benefits to be realized therefrom; the effects of current and future multinational trade agreements or other developments affecting the level of trade or export restrictions; government ownership requirements, changes in environmental, tax, antitrust and other laws or regulations and the interpretation thereof; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts, including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation and port disruptions due to labor strikes and/or work stoppages or other similar actions); the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the ongoing conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments, including risks associated with disclosure thereof; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC.

The purpose of our Retail adjusted EBITDA, depreciation and amortization, finance costs, effective tax rate and capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and definitions” section of our 2025 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve farmers. Our vision is to be the leading global agricultural solutions provider, delivering superior shareholder value through safe and sustainable operations. To achieve this vision, our strategy is anchored in three priorities: simplify and focus, operational excellence and a disciplined and intentional approach to capital allocation. This strategy is designed to create low-risk, structural free cash flow growth by leveraging our core competencies and to deliver reliable, growing cash returns to shareholders.

For Further Information:

Investor Contact:

Jeff Holzman

Senior Vice President, Investor Relations and FP&A

(306) 933-8545 – investors@nutrien.com

Media Contact:

Simon Scott

Vice President, Global Communications

(403) 225-7213 – media@nutrien.com

More information about Nutrien can be found at www.nutrien.com.

Selected financial data for download can be found in our data tool at https://www.nutrien.com/investors/interactive-data-tool Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, August 6, 2026 at 10:00 a.m. Eastern Time.

Telephone conference dial-in numbers:

•	From Canada and the US: 1-800-990-2777
•	International: 1-416-855-9085
•	Conference ID: 57930. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast: Visit https://www.nutrien.com/news/events/2026-q2-earnings-conference-call

Non-GAAP Financial Measures

We use both IFRS measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that: (a) depict historical or expected future financial performance, financial position or cash flow of the Company; (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company; (c) are not disclosed in the financial statements of the Company; and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on sale of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss related to financial instruments in Argentina.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

	Three Months Ended June 30		Six Months Ended June 30

($ millions)	2026	2025	2026	2025

Net earnings	1,222	1,229	1,361	1,248

Finance costs	173	155	349	334

Income tax expense	382	398	427	426

Depreciation and amortization	604	614	1,210	1,185

EBITDA[1]	2,381	2,396	3,347	3,193

Adjustments:

Share-based compensation (recovery) expense	(41)	49	75	91

Foreign exchange loss, net of related derivatives	13	22	18	29

ARO/ERL related expenses (income) for non-operating sites	11	(2)	(17)	3

Restructuring costs	66	21	82	22

Impairment of assets recorded in other income and expenses	-	-	30	-

Adjusted EBITDA	2,430	2,486	3,535	3,338

1 EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on sale of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss related to financial instruments in Argentina, change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations. We generally apply the annual forecasted effective tax rate to specific adjustments during the year, and at year-end, we apply the actual effective tax rate.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended June 30, 2026			Six Months Ended June 30, 2026
($ millions, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		1,214	2.53		1,345	2.80
Adjustments:
Share-based compensation (recovery) expense	(41)	(32)	(0.07)	75	56	0.12
Foreign exchange loss, net of related derivatives	13	8	0.02	18	18	0.03
ARO/ERL related expenses (income) for non-operating sites	11	9	0.02	(17)	(13)	(0.03)
Restructuring costs	66	52	0.11	82	68	0.14
Impairment of assets recorded in other income and expenses	-	-	-	30	22	0.05
Sub-total adjustments	49	37	0.08	188	151	0.31
Adjusted net earnings		1,251	2.61		1,496	3.11

	Three Months Ended June 30, 2025			Six Months Ended June 30, 2025
($ millions, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		1,221	2.50		1,232	2.52
Adjustments:
Share-based compensation expense	49	37	0.08	91	68	0.14
Foreign exchange loss, net of related derivatives	22	17	0.04	29	23	0.05
ARO/ERL related (income) expenses for non-operating sites	(2)	(1)	-	3	3	-
Restructuring costs	21	17	0.03	22	18	0.04
Sub-total adjustments	90	70	0.15	145	112	0.23
Adjusted net earnings		1,291	2.65		1,344	2.75

Effective Tax Rate on Adjusted Net Earnings

Effective tax rate on adjusted net earnings guidance is a forward-looking non-GAAP financial measure as it includes adjusted net earnings, which is a non-GAAP financial measure. It is provided to assist readers in understanding our expected financial results. Effective tax rate on adjusted net earnings guidance excludes certain items that management is aware of that permit management to focus on the performance of our operations (see the Adjusted Net Earnings and Adjusted Net Earnings Per Share section for items generally adjusted). We do not provide a reconciliation of this forward-looking measure to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured Product

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended June 30		Six Months Ended June 30

($ millions, except as otherwise noted)	2026	2025	2026	2025

Total COGS – Potash	446	440	868	820

Change in inventory	1	(58)	9	(51)

Other adjustments[1]	(4)	(8)	(9)	(21)

COPM	443	374	868	748

Depreciation and amortization in COPM	(183)	(147)	(354)	(292)

Royalties in COPM	(27)	(23)	(53)	(42)

Natural gas costs and carbon taxes in COPM	(12)	(10)	(25)	(22)

Controllable cash COPM	221	194	436	392

Production volumes (tonnes – thousands)	3,996	3,531	7,656	6,820

Potash controllable cash COPM per tonne	55	55	57	57

1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate cash flow.

	Rolling Four Quarters Ended June 30, 2026
($ millions, except as otherwise noted)	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Total
Selling expenses	792	811	798	998	3,399
General and administrative expenses	44	40	44	55	183
Other expenses	40	4	36	45	125
Operating expenses	876	855	878	1,098	3,707
Depreciation and amortization in operating expenses	(179)	(184)	(179)	(177)	(719)
Operating expenses excluding depreciation and amortization	697	671	699	921	2,988

Gross margin	922	977	800	2,046	4,745
Depreciation and amortization in cost of goods sold	5	5	5	6	21
Gross margin excluding depreciation and amortization	927	982	805	2,052	4,766
Cash operating coverage ratio (%)					63

	Rolling Four Quarters Ended December 31, 2025
($ millions, except as otherwise noted)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Total
Selling expenses	755	948	792	811	3,306
General and administrative expenses	44	44	44	40	172
Other expenses	25	54	40	4	123
Operating expenses	824	1,046	876	855	3,601
Depreciation and amortization in operating expenses	(179)	(172)	(179)	(184)	(714)
Operating expenses excluding depreciation and amortization	645	874	697	671	2,887

Gross margin	686	2,018	922	977	4,603
Depreciation and amortization in cost of goods sold	5	5	5	5	20
Gross margin excluding depreciation and amortization	691	2,023	927	982	4,623
Cash operating coverage ratio (%)					62

Retail Average Working Capital to Sales

Definition: Retail average working capital divided by Retail sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling Four Quarters Ended June 30, 2026
($ millions, except as otherwise noted)	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Average/Total
Current assets	10,823	11,185	12,558	12,063
Current liabilities	(5,348)	(8,275)	(7,799)	(7,930)
Working capital	5,475	2,910	4,759	4,133	4,319

Sales	3,427	3,144	3,640	8,270	18,481
Average working capital to sales (%)					23

	Rolling Four Quarters Ended December 31, 2025
($ millions, except as otherwise noted)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Average/Total
Current assets	11,510	11,442	10,823	11,185
Current liabilities	(7,561)	(8,051)	(5,348)	(8,275)
Working capital	3,949	3,391	5,475	2,910	3,931

Sales	3,090	7,959	3,427	3,144	17,620
Average working capital to sales (%)					22

Other Financial Measures

Selected Additional Financial Data

Nutrien Financial Aging	As at June 30, 2026							As at December 31, 2025

($ millions)	Current	<31 Days past due	31–90 Days past due	>90 Days past due	Gross receivables	Allowance[1]	Net receivables[2]	Net receivables

North America	3,686	157	60	226	4,129	(66)	4,063	2,332
International	916	70	23	36	1,045	(7)	1,038	774
Nutrien Financial receivables	4,602	227	83	262	5,174	(73)	5,101	3,106

1 Bad debt expense on the above receivables for the six months ended June 30, 2026 was $32 million, in the Retail segment.

2 In 2026, we assume a debt-to-equity ratio of 9:1 (2025 – 9:1) in funding Nutrien Financial receivables, based on the underlying credit quality of the assets.

Nutrien Financial Net Receivables	Rolling Four Quarters Ended June 30, 2026
($ millions, except as otherwise noted)	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Average/Total
Average Nutrien Financial net receivables	4,452	3,106	3,035	5,101	3,924

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios.

The following section provides an explanation of the composition of those supplementary financial measures, if not previously provided.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures exclude capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Cash used for dividends and share repurchases: Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the unaudited condensed consolidated statements of cash flows. This measure is useful as it represents return of cash to shareholders.

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30

($ millions, except as otherwise noted)	Note	2026	2025	2026	2025

Sales	2, 8	10,812	10,438	16,858	15,538

Freight, transportation and distribution		203	240	447	466

Cost of goods sold		7,358	7,023	11,514	10,577

Gross Margin		3,251	3,175	4,897	4,495

Selling expenses		1,001	951	1,800	1,708

General and administrative expenses		169	148	333	300

Provincial mining taxes		110	97	200	165

Share-based compensation (recovery) expense		(41)	49	75	91

Foreign exchange loss, net of related derivatives		13	22	16	29

Other expenses	3	222	126	336	194

Earnings Before Finance Costs and Income Taxes		1,777	1,782	2,137	2,008

Finance costs		173	155	349	334

Earnings Before Income Taxes		1,604	1,627	1,788	1,674

Income tax expense	4	382	398	427	426

Net Earnings		1,222	1,229	1,361	1,248

Attributable to

Equity holders of Nutrien		1,214	1,221	1,345	1,232

Non-controlling interest		8	8	16	16

Net Earnings		1,222	1,229	1,361	1,248

Net Earnings Per Share Attributable to Equity Holders of Nutrien (“EPS”)

Basic		2.53	2.51	2.80	2.52

Diluted		2.53	2.50	2.80	2.52

Weighted average shares outstanding for basic EPS		479,600,000	487,396,000	480,426,000	488,391,000

Weighted average shares outstanding for diluted EPS		479,824,000	487,598,000	480,725,000	488,563,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30

($ millions, net of related income taxes)		2026	2025	2026	2025

Net Earnings		1,222	1,229	1,361	1,248

Other comprehensive (loss) income

Items that will not be reclassified to net earnings:

Net fair value loss on investments		(10)	-	(10)	(18)

Items that have been or may be subsequently reclassified to net earnings:

(Loss) gain on currency translation of foreign operations		(11)	162	61	201

Other		(9)	22	(15)	26

Other Comprehensive (Loss) Income		(30)	184	36	209

Comprehensive Income		1,192	1,413	1,397	1,457

Attributable to

Equity holders of Nutrien		1,184	1,404	1,380	1,440

Non-controlling interest		8	9	17	17

Comprehensive Income		1,192	1,413	1,397	1,457

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30

($ millions)	Note	2026	2025	2026	2025

Operating Activities

Net earnings		1,222	1,229	1,361	1,248

Adjustments for:

Depreciation and amortization		604	614	1,210	1,185

Share-based compensation (recovery) expense		(41)	49	75	91

(Recovery of) provision for deferred income tax		(17)	(48)	24	32

Net (undistributed) distributed earnings of equity-accounted investees		(1)	90	(2)	85

Long-term income tax receivables and payables		1	54	(14)	16

Other long-term assets, liabilities and miscellaneous		70	(37)	97	(32)

Cash from operations before working capital changes		1,838	1,951	2,751	2,625

Changes in non-cash operating working capital:

Receivables		(2,385)	(2,462)	(2,915)	(2,605)

Inventories and prepaid expenses and other current assets		2,909	2,894	1,918	1,620

Trade, other payables and accrued liabilities		122	155	(121)	(184)

Cash Provided by Operating Activities		2,484	2,538	1,633	1,456

Investing Activities

Capital expenditures[1]		(491)	(424)	(816)	(724)

Business acquisitions, net of cash acquired		10	-	(40)	(11)

Purchase of investments, held within three months, net		(33)	(53)	(41)	(69)

Purchase of investments		(1)	(91)	(1)	(93)

Proceeds from sale of investments		-	93	-	276

Net changes in non-cash working capital		16	10	(78)	(78)

Other		(6)	(30)	(16)	(39)

Cash Used in Investing Activities		(505)	(495)	(992)	(738)

Financing Activities

(Repayment of) proceeds from debt, maturing within three months, net		(2,239)	(578)	(318)	334

Proceeds from debt	6	1,000	-	1,000	998

Repayment of debt		(36)	(531)	(45)	(535)

Repayment of principal portion of lease liabilities		(108)	(106)	(208)	(216)

Dividends paid to Nutrien’s shareholders	7	(266)	(268)	(528)	(533)

Repurchase of common shares	7	(173)	(105)	(320)	(253)

Issuance of common shares		2	26	47	29

Other		(2)	(10)	(24)	(31)

Cash Used in Financing Activities		(1,822)	(1,572)	(396)	(207)

Effect of Exchange Rate Changes on Cash and Cash Equivalents		(13)	21	(12)	23

Increase in Cash and Cash Equivalents		144	492	233	534

January 1, 2026 opening balance prior to restatement for amendments to IFRS 9	9	-	-	701	-

Adjustment on initial application of amendments to IFRS 9 on January 1, 2026	9	-	-	(13)	-

Cash and Cash Equivalents – Beginning of Period		777	895	688	853

Cash and Cash Equivalents – End of Period		921	1,387	921	1,387

Cash and cash equivalents is composed of:

Cash		726	1,228	726	1,228

Short-term investments		195	159	195	159

		921	1,387	921	1,387

Supplemental Cash Flows Information

Interest paid		192	220	340	352

Income taxes paid (received)		87	(19)	124	(12)

Total cash outflow for leases		159	139	296	289

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended June 30, 2026 of $469 million and $22 million (2025 – $398 million and $26 million), respectively, and for the six months ended June 30, 2026 of $768 million and $48 million (2025 – $677 million and $47 million), respectively.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive (loss) income (“AOCI”)

($ millions, inclusive of related tax, except as otherwise noted)	Number of common shares	Share capital	Contributed surplus	(Loss) gain on currency translation of foreign operations	Other	Total AOCI	Retained earnings	Equity holders of Nutrien	Non- controlling interest	Total equity

Balance – December 31, 2024	491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442

Net earnings	-	-	-	-	-	-	1,232	1,232	16	1,248

Other comprehensive income	-	-	-	200	8	208	-	208	1	209

Shares repurchased for cancellation (Note 7)	(4,741,786)	(133)	(10)	-	-	-	(114)	(257)	-	(257)

Dividends declared[1]	-	-	-	-	-	-	(533)	(533)	-	(533)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(21)	(21)

Effect of share-based compensation including issuance of common shares	581,799	35	(3)	-	-	-	-	32	-	32

Transfer of net gain on sale of investment	-	-	-	-	(27)	(27)	27	-	-	-

Transfer of net loss on cash flow hedges	-	-	-	-	1	1	-	1	-	1

Other	-	-	-	(2)	-	(2)	1	(1)	-	(1)

Balance – June 30, 2025	486,865,459	13,650	55	(339)	4	(335)	11,719	25,089	31	25,120

Balance – December 31, 2025	481,962,233	13,519	57	(329)	-	(329)	12,076	25,323	42	25,365

Net earnings	-	-	-	-	-	-	1,345	1,345	16	1,361

Other comprehensive income (loss)	-	-	-	60	(25)	35	-	35	1	36

Shares repurchased for cancellation (Note 7)	(4,576,390)	(128)	-	-	-	-	(199)	(327)	-	(327)

Dividends declared[1]	-	-	-	-	-	-	(529)	(529)	-	(529)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(23)	(23)

Effect of share-based compensation including issuance of common shares	906,954	55	(6)	-	-	-	-	49	-	49

Transfer of net loss on cash flow hedges	-	-	-	-	5	5	-	5	-	5

Other	-	-	-	-	-	-	1	1	-	1

Balance – June 30, 2026	478,292,797	13,446	51	(269)	(20)	(289)	12,694	25,902	36	25,938

1 During the six months ended June 30, 2026, we declared dividends of $1.10 per share (2025 – $1.09 per share).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		As at June 30		As at December 31

($ millions)	Note	2026	2025	2025

Assets

Current assets

Cash and cash equivalents		921	1,387	701

Receivables	8	8,687	8,086	5,675

Inventories		6,164	5,576	6,977

Prepaid expenses and other current assets		395	566	1,396

		16,167	15,615	14,749

Non-current assets

Property, plant and equipment		22,672	22,496	22,747

Goodwill		12,174	12,121	12,136

Intangible assets		1,565	1,745	1,667

Investments		137	407	144

Other assets		840	871	858

Total Assets		53,555	53,255	52,301

Liabilities

Current liabilities

Short-term debt	6	527	1,882	873

Current portion of long-term debt	6	1,434	538	513

Current portion of lease liabilities		366	363	346

Trade, other payables and accrued liabilities	8	9,296	8,991	9,309

		11,623	11,774	11,041

Non-current liabilities

Long-term debt	6	9,427	9,867	9,350

Lease liabilities		974	988	937

Deferred income tax liabilities		3,687	3,512	3,666

Pension and other post-retirement benefit liabilities		214	232	221

Asset retirement obligations and accrued environmental costs		1,447	1,536	1,468

Other non-current liabilities		245	226	253

Total Liabilities		27,617	28,135	26,936

Shareholders’ Equity

Share capital	7	13,446	13,650	13,519

Contributed surplus		51	55	57

Accumulated other comprehensive loss		(289)	(335)	(329)

Retained earnings		12,694	11,719	12,076

Equity holders of Nutrien		25,902	25,089	25,323

Non-controlling interest		36	31	42

Total Shareholders’ Equity		25,938	25,120	25,365

Total Liabilities and Shareholders’ Equity		53,555	53,255	52,301

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2026

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2025 annual audited consolidated financial statements with the exception of the amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments, which were adopted effective January 1, 2026 (refer to Note 9). These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2025 annual audited consolidated financial statements. These interim financial statements are presented in millions of US dollars, unless otherwise indicated, which is the functional currency of Nutrien and the majority of its subsidiaries.

Certain immaterial 2025 figures have been reclassified in Note 2 Segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on August 5, 2026.

Note 2 Segment information

We have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, Australia and South America. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Potash freight, transportation and distribution reported costs only apply to our North American potash sales volumes. Sales reported under our Corporate and Others segment relates to our non-core businesses. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Unaudited

In the fourth quarter of 2025, the Chief Operating Decision Maker (“CODM”) reassessed our product groupings and determined that the performance of our Purchase for Resale business should be evaluated as part of the Corporate and Others segment. It had previously been presented in our Nitrogen segment. The Purchase for Resale business focuses primarily on sales to international customers. Purchased product that remains in upstream is primarily purchases of inventory to satisfy sales contracts that we cannot fulfill with our manufactured products. The CODM concluded this change was appropriate based on the nature and strategic alignment of purchase for resale activities. Comparative amounts for the Corporate and Others and Nitrogen segments were reclassified. As a result of the reclassification, the Corporate and Others segment reflected the following increases and the Nitrogen segment reflected the corresponding decreases for the three and six months ended June 30, 2025.

($ millions)	Three Months Ended June 30, 2025	Six Months Ended June 30, 2025
Sales	73	143
Gross Margin	3	7
EBITDA	2	5

	Three Months Ended June 30, 2026

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	8,270	1,055	959	441	87	-	10,812

– intersegment	-	80	314	84	-	(478)	-

Sales – total	8,270	1,135	1,273	525	87	(478)	10,812

Freight, transportation and distribution[1]	-	82	119	57	(1)	(54)	203

Net sales	8,270	1,053	1,154	468	88	(424)	10,609

Cost of goods sold	6,224	446	611	493	88	(504)	7,358

Gross margin	2,046	607	543	(25)	-	80	3,251

Selling expenses (recovery)	998	2	6	2	-	(7)	1,001

General and administrative expenses	55	4	7	3	100	-	169

Provincial mining taxes	-	110	-	-	-	-	110

Share-based compensation recovery	-	-	-	-	(41)	-	(41)

Foreign exchange loss, net of related derivatives	-	-	-	-	13	-	13

Other expenses	45	14	45	16	87	15	222

Earnings (loss) before finance costs and income taxes	948	477	485	(46)	(159)	72	1,777

Depreciation and amortization	183	181	150	69	21	-	604

EBITDA	1,131	658	635	23	(138)	72	2,381

Share-based compensation recovery	-	-	-	-	(41)	-	(41)

Foreign exchange loss, net of related derivatives	-	-	-	-	13	-	13

ARO/ERL related expenses for non-operating sites[2] (Note 3)	-	-	-	-	11	-	11

Restructuring costs (Note 3)	-	-	-	-	66	-	66

Adjusted EBITDA	1,131	658	635	23	(89)	72	2,430

1 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

2 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Unaudited

	Three Months Ended June 30, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen[1]	Phosphate	Corporate and Others[1]	Eliminations	Consolidated

Sales – third party	7,959	992	1,031	382	74	-	10,438

– intersegment	-	93	309	67	-	(469)	-

Sales – total	7,959	1,085	1,340	449	74	(469)	10,438

Freight, transportation and distribution[2]	-	94	153	53	-	(60)	240

Net sales	7,959	991	1,187	396	74	(409)	10,198

Cost of goods sold	5,941	440	674	363	70	(465)	7,023

Gross margin	2,018	551	513	33	4	56	3,175

Selling expenses (recovery)	948	2	7	1	(1)	(6)	951

General and administrative expenses	44	2	6	1	95	-	148

Provincial mining taxes	-	97	-	-	-	-	97

Share-based compensation expense	-	-	-	-	49	-	49

Foreign exchange loss, net of related derivatives	-	-	-	-	22	-	22

Other expenses	54	8	1	7	46	10	126

Earnings (loss) before finance costs and income taxes	972	442	499	24	(207)	52	1,782

Depreciation and amortization	177	188	166	68	15	-	614

EBITDA	1,149	630	665	92	(192)	52	2,396

Share-based compensation expense	-	-	-	-	49	-	49

Foreign exchange loss, net of related derivatives	-	-	-	-	22	-	22

ARO/ERL related income for non-operating sites (Note 3)	-	-	-	-	(2)	-	(2)

Restructuring costs (Note 3)	-	-	-	-	21	-	21

Adjusted EBITDA	1,149	630	665	92	(102)	52	2,486

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Unaudited

	Six Months Ended June 30, 2026

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	11,910	2,021	1,843	919	165	-	16,858

– intersegment	-	155	561	153	-	(869)	-

Sales – total	11,910	2,176	2,404	1,072	165	(869)	16,858

Freight, transportation and distribution[1]	-	197	236	119	(1)	(104)	447

Net sales	11,910	1,979	2,168	953	166	(765)	16,411

Cost of goods sold	9,064	868	1,258	982	152	(810)	11,514

Gross margin	2,846	1,111	910	(29)	14	45	4,897

Selling expenses (recovery)	1,796	5	12	4	(3)	(14)	1,800

General and administrative expenses	99	7	11	5	211	-	333

Provincial mining taxes	-	200	-	-	-	-	200

Share-based compensation expense	-	-	-	-	75	-	75

Foreign exchange (gain) loss, net of related derivatives	(2)	-	-	-	18	-	16

Other expenses	81	40	72	23	97	23	336

Earnings (loss) before finance costs and income taxes	872	859	815	(61)	(384)	36	2,137

Depreciation and amortization	367	356	302	141	44	-	1,210

EBITDA	1,239	1,215	1,117	80	(340)	36	3,347

Share-based compensation expense	-	-	-	-	75	-	75

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

ARO/ERL related income for non-operating sites (Note 3)	-	-	-	-	(17)	-	(17)

Restructuring costs (Note 3)	-	-	-	-	82	-	82

Impairment of assets recorded in other income and expenses (Note 3)	-	21	-	-	9	-	30

Adjusted EBITDA	1,239	1,236	1,117	80	(173)	36	3,535

1 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Unaudited

	Six Months Ended June 30, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen[1]	Phosphate	Corporate and Others[1]	Eliminations	Consolidated

Sales – third party	11,049	1,758	1,853	720	158	-	15,538

– intersegment	-	188	491	134	-	(813)	-

Sales – total	11,049	1,946	2,344	854	158	(813)	15,538

Freight, transportation and distribution[2]	-	211	272	98	1	(116)	466

Net sales	11,049	1,735	2,072	756	157	(697)	15,072

Cost of goods sold	8,345	820	1,272	724	139	(723)	10,577

Gross margin	2,704	915	800	32	18	26	4,495

Selling expenses (recovery)	1,703	5	14	3	(4)	(13)	1,708

General and administrative expenses	88	4	11	3	194	-	300

Provincial mining taxes	-	165	-	-	-	-	165

Share-based compensation expense	-	-	-	-	91	-	91

Foreign exchange loss, net of related derivatives	-	-	-	-	29	-	29

Other expenses	79	10	13	13	64	15	194

Earnings (loss) before finance costs and income taxes	834	731	762	13	(356)	24	2,008

Depreciation and amortization	361	345	308	140	31	-	1,185

EBITDA	1,195	1,076	1,070	153	(325)	24	3,193

Share-based compensation expense	-	-	-	-	91	-	91

Foreign exchange loss, net of related derivatives	-	-	-	-	29	-	29

ARO/ERL related expenses for non-operating sites (Note 3)	-	-	-	-	3	-	3

Restructuring costs (Note 3)	-	-	-	-	22	-	22

Adjusted EBITDA	1,195	1,076	1,070	153	(180)	24	3,338

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Unaudited

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2026	2025	2026	2025

Retail sales by product line
Crop nutrients	3,541	3,391	5,024	4,585
Crop protection products	2,755	2,666	3,892	3,638
Seed	1,278	1,278	1,840	1,810
Services and other	308	286	483	432
Merchandise	291	238	514	427
Nutrien Financial	145	135	225	205
Nutrien Financial elimination[1]	(48)	(35)	(68)	(48)

	8,270	7,959	11,910	11,049

Potash sales by geography
Manufactured product

North America	353	382	837	816

Offshore[2]	781	701	1,338	1,127
Other potash and purchased products	1	2	1	3

	1,135	1,085	2,176	1,946

Nitrogen sales by product line
Manufactured product

Ammonia	289	359	456	599

Urea and ESN®	355	530	771	912

Solutions, nitrates and sulfates	492	430	908	751
Other nitrogen and purchased products[3]	137	21	269	82

	1,273	1,340	2,404	2,344

Phosphate sales by product line
Manufactured product

Fertilizer	335	285	694	534

Industrial and feed	183	155	366	306
Other phosphate and purchased products	7	9	12	14

	525	449	1,072	854

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (see Note 8) and includes provisional pricing adjustments for the three months ended June 30, 2026 of $18 million (2025 – $27 million) and the six months ended June 30, 2026 of $15 million (2025 – $58 million).

3 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

Note 3 Other expenses (income)

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2026	2025	2026	2025

Restructuring costs	66	21	82	22

Earnings of equity-accounted investees	(4)	(9)	(6)	(14)

Bad debt expense	34	38	49	57

Project feasibility costs	24	26	42	41

Customer prepayment costs	19	19	38	37

Legal expenses	12	5	17	7

ARO/ERL related expenses (income) for non-operating sites	11	(2)	(17)	3

Impairment of assets	-	-	30	-

Other expenses	60	28	101	41

	222	126	336	194

Unaudited

Note 4 Income taxes

	Three Months Ended June 30		Six Months Ended June 30
($ millions, except as otherwise noted)	2026	2025	2026	2025

Actual effective tax rate on earnings (%)	23	23	24	24

Actual effective tax rate including discrete items (%)	24	24	24	25

Discrete tax adjustments that impacted the tax rate[1]	11	22	3	27

1 Discrete tax adjustments arise from specific, significant or unusual events that are recognized in the period in which the event occurs, rather than being allocated across the year through the annual effective tax rate.

Note 5 Financial instruments

Our financial instruments carrying amounts are a reasonable approximation of their fair values, except for our long-term debt, including current portion, that has a carrying value of $10,861 million and fair value of $10,400 million as at June 30, 2026. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Note 6 Debt

On May 29, 2026, we issued $1 billion of senior notes. The senior notes are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series of outstanding senior notes is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

($ millions, except as otherwise noted)	Rate of interest (%)	Maturity	Amount

Senior notes issued in 2026	4.850	May 29, 2031	500

Senior notes issued in 2026	5.350	May 29, 2036	500

			1,000

During the six months ended June 30, 2026, we entered into a $69 million uncommitted revolving demand facility. As at June 30, 2026, there were no borrowings outstanding under this facility. We also extended the maturity of our accounts receivable purchase facility from March 6, 2026 to March 31, 2028.

Note 7 Share capital

Share repurchase programs

The following table summarizes our share repurchase activities during the periods indicated below:

	Three Months Ended June 30		Six Months Ended June 30
($ millions, except as otherwise noted)	2026	2025	2026	2025

Number of common shares repurchased for cancellation	2,494,887	1,878,972	4,576,390	4,741,786

Average price per share (US dollars)	69.33	56.39	70.08	53.19

Total cost, inclusive of tax	179	108	327	257

Subsequent to June 30, 2026, as of August 4, 2026, an additional 1,238,033 common shares were repurchased for cancellation at a cost of $82 million and an average price per share of $66.98.

Dividends declared

We declared a dividend per share of $0.55 (2025 – $0.545) during the three months ended June 30, 2026, payable on July 17, 2026 to shareholders of record on June 30, 2026.

Unaudited

Note 8 Related party transactions

We sell potash outside Canada and the US exclusively through Canpotex. Our total revenue is recognized at the time product is loaded for shipping, at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. The receivable outstanding from Canpotex arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Purchases from Canpotex for the three months ended June 30, 2026 were $58 million (2025 – $20 million) and the six months ended June 30, 2026 were $122 million (2025 – $77 million).

($ millions)	As at June 30, 2026	As at December 31, 2025

Receivables from Canpotex	339	279

Payables to Canpotex	100	63

Note 9 Accounting policies, estimates and judgments

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments, were adopted effective January 1, 2026, the required adoption date. The amendments clarified the timing of recognition and derecognition of financial assets and financial liabilities. The adoption resulted in a change in the accounting policy relating to the timing of the derecognition of certain financial assets and financial liabilities, such that derecognition now occurs upon settlement.

The amendments were applied retrospectively without restatement of prior periods in accordance with the transitional provisions other than, on initial adoption, there was an adjustment of $(13) million to opening cash and cash equivalents as at January 1, 2026, which has been reflected in the condensed consolidated statement of cash flows for the six months ended June 30, 2026.